UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Dragon Victory International Limited Announces Results of Annual General Meeting of Shareholders for Fiscal Year 2019

Dragon Victory International Limited (Nasdaq: LYL) ("Dragon Victory" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today the results of the Company’s 2019 Annual General Meeting of Shareholders (the “2019 AGM”) held on March 11, 2019, 9 a.m. Beijing time in Hangzhou, Zhejiang, China.

At the 2019 AGM the Company’s shareholders approved and adopted the following resolutions:

1.       To re-elect Mr. Jianjun Sun as a director of the Company to hold office until the next annual general meeting;

2.       To re-elect Mr. Hongyu Zhang as a director of the Company to hold office until the next annual general meeting;

3.       To re-elect Ms. Cloris Li as a director of the Company to hold office until the next annual general meeting;

4.       To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;

5.       To re-elect Ms. Han Zhang as a director of the Company to hold office until the next annual general meeting;

6.       To authorize the Board of Directors to fix the remuneration of the directors; and

7.       To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2019, and to authorize the Board of Directors to fix their remuneration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: March 12, 2019	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer

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